06008890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triad Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Parkway Lane, Suite 220
(No. and Street)

Norcross	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark C. Mettelman (770) 840-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tauber & Balser, P.C.
(Name – *if individual, state last, first, middle name*)

1155 Perimeter Center West, Suite 600	Atlanta	GA	30338
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG - 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

PROCESSED SEP 2 0 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Mathis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triad Advisors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior V.P.

Title

Notary Public

COREY M. PUGH
Notary Public, Gwinnett Co., GA
My Commission Expires 2/22/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(o) Independent Auditors' Report on Internal Control required by Rule 17a-5 of the Securities and Exchange Commission

TRIAD ADVISORS, INC. AND SUBSIDIARIES

Table of Contents

TAUBER & BALSER P.C.
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

We have audited the accompanying consolidated statements of financial condition of Triad Advisors, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Advisors, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.

February 17, 2006

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200 Fx: 404-261-9481
www.tbcpa.com

Associated worldwide with CPA Associates International

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash and equivalents	$ 2,476,183	$ 1,857,832
Investments	665,930	-
Deposit with clearing organization	50,000	50,000
Receivable from clearing organization	245,439	229,616
Commissions receivable and other, net of allowance of $0 and $19,000, respectively	577,032	305,250
Furniture, computers and software, at cost, less accumulated depreciation of $173,475 and $149,394, respectively	105,266	128,484
Prepaid expenses	350,873	352,997
TOTAL ASSETS	$ 4,470,723	$ 2,924,179
LIABILITIES		
Commissions payable to brokers	$ 1,600,140	$ 750,870
Accounts payable	234,883	133,605
Accrued expenses	327,814	221,988
Accrued rent obligation	36,275	93,527
TOTAL LIABILITIES	2,199,112	1,199,990
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 100,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	441,695	441,695
Retained earnings	1,837,986	1,281,494
Unrealized loss on investments	(9,070)	-
TOTAL STOCKHOLDERS' EQUITY	2,271,611	1,724,189
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 4,470,723	$ 2,924,179

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions and related income	$ 19,633,227	$ 15,312,499
Investment advisory fees	9,686,036	6,741,501
Interest income	389,902	340,272
Other	716,498	805,173
TOTAL REVENUES	30,425,663	23,199,445
EXPENSES		
Agent commissions	24,297,253	18,297,071
Employee compensation and benefits	2,124,397	1,917,162
Clearing and brokerage	364,381	465,568
Communications and data processing	122,208	53,564
Occupancy	178,056	214,418
Professional fees	518,259	204,894
Licenses and permits	167,149	53,000
Travel	108,355	70,447
Other	589,113	470,696
TOTAL EXPENSES	28,469,171	21,746,821
NET INCOME	$ 1,956,492	$ 1,452,625

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Unrealized Loss on Investments	Total Stockholders' Equity
BALANCES AT DECEMBER 31, 2003	100,000	$ 1,000	$ 441,695	$ 730,055	$ -	$ 1,172,750
REPURCHASE OF COMMON SHARES	(392)	(4)	(19,646)	-	-	(19,650)
SALE OF COMMON SHARES TO EMPLOYEES	392	4	19,646	-	-	19,650
NET INCOME	-	-	-	1,452,625	-	1,452,625
DISTRIBUTIONS PAID	-	-	-	(901,186)	-	(901,186)
BALANCES AT DECEMBER 31, 2004	100,000	1,000	441,695	1,281,494	-	1,724,189
COMPREHENSIVE INCOME:						
NET INCOME	-	-	-	1,956,492	-	1,956,492
UNREALIZED LOSS ON INVESTMENTS	-	-	-	-	(9,070)	(9,070)
TOTAL COMPREHENSIVE INCOME						1,947,422
DISTRIBUTIONS PAID	-	-	-	(1,400,000)	-	(1,400,000)
BALANCES AT DECEMBER 31, 2005	100,000	$ 1,000	$ 441,695	$1,837,986	$ (9,070)	$ 2,271,611

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,956,492	$ 1,452,625
Adjustments:		
Depreciation	47,392	46,737
Loss on disposal of software	12,375	-
Decrease in allowance for insurance chargebacks	(19,000)	(161,000)
Changes in:		
Receivable from clearing organization	(15,823)	234,273
Commissions receivable and other	(252,782)	74,131
Prepaid expenses	2,124	(56,553)
Commissions payable to brokers	849,269	(333,894)
Accounts payable	101,277	(95,635)
Accrued expenses	77,781	(22,495)
Accrued rent obligation	(57,252)	10,659
Total adjustments	745,361	(303,777)
Net cash provided by operating activities	2,701,853	1,148,848
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(675,000)	-
Capital expenditures	(36,353)	(46,254)
Net cash used for investing activities	(711,353)	(46,254)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of common shares from employee	-	(19,650)
Sale of common shares to employees	-	19,650
Distributions paid	(1,400,000)	(901,186)
Net cash used for financing activities	(1,400,000)	(901,186)
NET INCREASE IN CASH AND EQUIVALENTS	590,500	201,408
CASH AND EQUIVALENTS, BEGINNING OF YEAR	1,857,832	1,656,424
CASH AND EQUIVALENTS, END OF YEAR	$ 2,448,332	$ 1,857,832

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest	$ 7,417	$ 5,610

See notes to consolidated financial statements

TRIAD ADVISORS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Triad Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Florida S corporation.

As a fully disclosed broker-dealer, the Company clears all securities trades through the use of one correspondent clearing firm and, therefore, does not hold customer funds or securities. The Company upholds an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit. The Company maintains adequate industry-acceptable plans should its relationship terminate with this clearing organization. Further, management estimates that utilizing alternative clearing organizations would not have a material effect on current or future financial condition and operations of the Company.

As a securities broker-dealer the Company offers several classes of services, including agency transactions, investment advisory services, and the distribution of variable and fixed insurance products to its customers located throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Triad Advisors, Inc. and the Company's wholly-owned inactive subsidiaries, Triad Insurance, Inc., Triad Insurance of Louisiana, Inc., Triad Insurance of Alabama, Inc., Triad Insurance of Texas, Inc. and Triad Insurance Agency of Massachusetts. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

Securities transactions and variable and fixed insurance products and related revenues and expenses are recorded on trade date basis.

Certain investment advisory fees are received quarterly but are recognized as earned over the term of the contract.

Commission income on the sale of certain insurance policies is recognized on the date on which (a) the insured is afforded protection under the policy (effective date); (b) the premium due under the policy can be reasonably estimated; and (c) the premium is billable to the client. The Company's policy for estimating allowances for return commissions on policy cancellations is to record an allowance based on a historical evaluation, a review of the current status of the accounts and actual cancellations subsequent to year end.

Cash and Equivalents

For purposes of reporting cash flows, the Company considers all investments in shares of money market funds to be cash equivalents. At December 31, 2005 and 2004, cash included six certificates of deposit totaling $603,119 and two certificates of deposit totaling $100,375, respectively.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and equivalents, deposits with and receivable from clearing organization, and commissions receivable.

Cash and equivalents are currently maintained in three financial institutions. Cash accounts with banks and CD's are insured by the Federal Deposit Insurance Corporation and money market accounts with a broker-dealer are protected by the Securities Investor Protection Corporation, both up to $100,000. At December 31, 2005, the Company had amounts with banks and amounts with a broker-dealer of $2,754,690 that were not insured or protected.

Concentrations with the clearing organization are shown on the statements of financial condition; commissions receivable are due from a large number of customers. These receivables are uncollateralized.

Commissions Receivable

Commissions receivable are stated at the amount management expects to collect. Based on management's assessment of credit history with the clearing organization and the depository institutions having outstanding balances and the Company's current relationship with them, it has concluded that realized losses on balances outstanding at year end will not be significant.

Investments

Investments are classified as available-for-sale, which requires the investments to be reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses, if any, are recorded within the consolidated statements of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

Depreciation

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

Income Taxes

No provision is provided for Federal or state income taxes since the Company elected to be an S corporation and is therefore not a taxable entity. As a result of the S election, the individual stockholders report their distributive shares of the corporate income on their individual income tax returns.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RECEIVABLE FROM CLEARING ORGANIZATION

The amount due from clearing organization at December 31, 2005 and 2004 consisted of net fees and commissions earned on customers' transactions cleared within the normal course of business.

NOTE C – INVESTMENTS

Our investments at December 31, 2005 consisted of the following:

Description	Gross Amortized Cost	Estimated Unrealized Losses	Estimated Market Value	Maturity	Yield at 12/31/05
U.S. Treasury note	$ 350,000	$ 1,312	$ 348,688	02/28/06	1.63%
U.S. Treasury note	325,000	7,758	317,242	02/15/07	2.30%
Totals	$ 675,000	$ 9,070	$ 665,930		

NOTE D – LEASE COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases expiring through 2007. Under the office lease, the Company is required to pay additional rent for excess operating expenses on an annual basis. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the leases. The Company has recorded a liability to reflect the excess of rent expense over cash payments since inception of the leases.

NOTE D – LEASE COMMITMENTS (CONTINUED)

Future minimum lease payments for the years ended December 31 are as follows:

2006	$149,745
2007	63,161
	$212,906

Rent expense for these leases for the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Minimum rentals	$187,908	$157,021
(Decrease) increase in accrued rent obligation	(57,252)	10,659
Total rent expense	$130,656	$167,680

NOTE E – RELATED PARTY TRANSACTIONS

During 2005 and 2004 the Company incurred and paid directors fees of $24,000 and $22,500, respectively. These directors are also shareholders of the Company.

Also, during 2005 and 2004 the Company incurred and paid approximately $120,000 and $105,000, respectively, for business consulting services to an individual who is a shareholder and director of the Company.

NOTE F – DEFINED CONTRIBUTION PLAN

For the years ended December 31, 2005 and 2004, the Company's contributions to its 401(k) defined contribution plan were $17,200 and $16,613, respectively.

NOTE G –CONTINGENCIES

The Company can be subject to arbitration, legal proceedings and claims which arise in the ordinary course of its business.

At December 31, 2005 and 2004, the Company was party to arbitrations filed with the National Association of Securities Dealers in which the Company and certain of its registered representatives were alleged to have made unsuitable investments in clients' accounts. During 2004, four arbitrations were filed. Three of these matters were settled during 2004 or 2005 with no recourse to the Company. One matter is ongoing. During 2005, four additional arbitrations were filed. One of these arbitrations was settled in February 2006 resulting in a total of $50,000 to be paid by the Company in settlement and no additional recourse. This amount is recorded in the 2005 financial statements. Management, after

NOTE G – CONTINGENCIES (CONTINUED)

consulting with legal counsel, is unable to predict the outcome of these uncertainties or the range of possible loss, if any.

The Company maintains in-force errors and omissions insurance to protect the Company in the event of an adverse ruling or award stemming from any customer claim. Due in part to this insurance coverage, in the opinion of management, the amount of ultimate liability with respect to current or future actions will not materially affect the financial position or results of operations of the Company.

NOTE H - RECLASSIFICATION

The December 31, 2004 consolidated statement of financial condition and consolidated statement of cash flows have been restated to correct the misclassification of the Company's previously reported holding of Western Alliance stock from an investment to a receivable from certain key employees. At December 31, 2004 the Company held 6,425 shares of Western Alliance stock with a carrying value of $59,100. This investment was being accounted for under the cost method. Prior to 2003, the Company entered into agreements with certain key employees granting them the right to purchase the investment in 2006. Under these agreements, beginning in 2003, these employees will deposit certain amounts each year to be applied towards the purchase price of the investment, which approximated the carrying value of the investment at the date the agreements were consummated. If an employee's employment terminates prior to the 2006 closing date, the employee's deposit will be refunded and the Company will grant other employees the right to purchase the remaining shares. The Company considers this arrangement to be in substance a completed sale of the investment to its employees and, as such, has reclassified the investment to a receivable.

At December 31, 2005 and 2004, the receivable in the amount of $24,604 and $25,715, respectively, is included in commissions receivable and other in the Company's consolidated statements of financial condition. This receivable is net of the deposits received from the employees, which were $34,496 and $33,385 at December 31, 2005 and 2004, respectively. These deposits were included in accrued expenses in the Company's consolidated statement of financial condition at December 31, 2004.

NOTE I – NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying cash dividends if its net capital ratio exceeds 10 to 1.

At December 31, 2005, the Company had net capital of $1,205,036, which was $1,058,428 in excess of its required net capital. The Company's net capital ratio was 1.82 to 1 at December 31, 2005.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net Capital	
Total consolidated stockholders' equity qualified for net capital	$ 2,271,611
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	2,271,611
Deductions and/or charges:	
Nonallowable assets:	
Receivable from subsidiaries	3,971
Unsecured receivables, net	169,435
Furniture, computers and software, net	105,267
Prepaid errors and omissions insurance	231,989
Other assets	523,016
Total nonallowable assets	1,033,678
Net capital before haircuts on securities positions	1,237,933
Haircuts on securities:	
Other securities (treasury notes, CD's and money market funds)	32,897
Net Capital	1,205,036
Computation of basic net capital requirement	
Minimum net capital required	146,608
Excess Net Capital	$ 1,058,428
Aggregate indebtedness	
Items included in consolidated statement of financial condition:	
Commissions payable to brokers	$ 1,592,383
Accounts payable	75,700
Accrued expenses	531,029
Total aggregate indebtedness	2,199,112
Ratio: Aggregate indebtedness to net capital	1.82 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,199,436
Change in net capital from that reported in FOCUS report as a result of various audit adjustments	5,600
Net capital per above	$ 1,205,036

Since there were no other material differences, other reconciliations as required by Rule 17a-5(d)(4) are not provided.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Triad Advisors, Inc. is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

TRIAD ADVISORS, INC. AND SUBSIDIARIES
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2005

Triad Advisors, Inc. is exempt from providing this schedule as a broker-dealer which does not carry customer accounts.

TAUBER & BALSER P.C.
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Triad Advisors, Inc.
Norcross, Georgia

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Triad Advisors, Inc. and subsidiaries (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1155 Perimeter Center West, Suite 600
Atlanta, Georgia 30338-5416
404-261-7200 Fx: 404-261-9481
www.tbcpa.com

Associated worldwide with CPA Associates International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lambert & Balser, P.C.

February 17, 2006